/ / Check this box if no longer subject to
Section 16.  Form 4 or Form 5 obligations
may continue
See Instruction 1(b).

U. S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


---------------------------------------------------------------------------------------------------------------------------

1. Name and Address of   2. Issuer Name and Ticker or Trading Symbol     6.  Relationship of Reporting Person to
   Reporting Person*                                                         Issuer (Check all applicable)
                         LabOne, Inc.
                                                                           X  Director       __ 10% Owner
-----------------------------------------------------------------------
(Last) (First) (Middle)   3. IRS or Social         4. Statement for        X  Officer        __ Other
                             Security                 Month/Year              (give title       (specify below)
                             Number of Reporting                               below)
Grant II, W. Thomas          Person (Voluntary)       November 1999        Chairman of the Board of Directors, President,
                                                                           Chief Executive Officer and Class C Director.

-------------------------                         -------------------------------------------------------------------------
        (Street)                                  5. If Amendment, Date  7. Individual or Joint/Group Filing
                                                     of Original            (Check applicable line)
                                                     (Month/Year)          X  Form filed by One Reporting
10101 Renner Boulevard                                                        Person
                                                                          ___ Form filed by More than One
                                                                              Reporting Person
---------------------------------------------------------------------------------------------------------------------------
(City)    (State)   (Zip)              Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned.

Lenexa, Kansas 66219
---------------------------------------------------------------------------------------------------------------------------
1.  Title of Security    2.  Trans-    3. Trans-    4. Securities          5.  Amount of     6. Ownership   7. Nature
    (Instr. 3)               action       action       Acquired (A)            Securities       Form:          of Indirect
                             date:        Code         or Disposed of (D)      Beneficially     Direct         Beneficial
                                          (Instr.8)    (Instr. 3, 4 and 5)     Owned at         (D) or         Ownership
                                                                               End of Mth       Indirect       (Instr. 4)
                             (Month/                                           (Instr. 3        (I)
                             Day/                                               and 4)          (Instr.4)
                             Year)
                                       ------------------------------------
                                       Code   V     Amount   (A) or  Price
                                                              (D)
---------------------------------------------------------------------------------------------------------------------------
Common Stock              11/24/99      S           94,764    D      $8.00          12,793         D
---------------------------------------------------------------------------------------------------------------------------
                                                                                   128,261         I(1)
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------

* If the  Form  is  filed  by  more  than  one  Reporting  Person,  see instruction 4(b)(v).
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
(Print or Type Responses)
                                                                                                    PAGE 1 OF 2 PAGES

(Table Continued)


                FORM 4 (continued) Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                               (e.g., puts, calls, warrants, options, convertible securities)

  ==================================================================================================================================

  1.Title of  2.Conver-  3.Trans-  4.Trans-  5.Number    6.Date Exerci-   7.Title and  8.Price    9.Number    10.Owner-   11.Nature
    Deriva-     sion or    action    action    of Deriv-   sable and        Amount of    of         of Deri-     ship        of In-
    tive        Exercise   Date      Code      ative       Expiration       Underlying   Deriva-    vative       Form of     direct
    Security    Price of   (Month/   (Instr.   Securi-     Date (Month/     Securities   tive       Securi-      Deriv-      Bene-
    (Ins. 3)    Deriv-     Day/      8)        ties        Day/Year)        (Instr. 3    Security   ties Bene-   ative       ficial
                ative      Year)               Acquired                     and 4)       (Instr.    ficially     Security;   Owner-
                Security                       (A) or                                       5)      Owned at     Direct      ship
                                               Disposed                                             End of       (D) or      (Instr.
                                               of (D)                                               Month        Indirect    4)
                                               (Instr. 3,                                           (Instr.      (I)
                                               4, and 5)                                            4)           (Instr.
                                                                                                                 4)


                                   ---------------------------------------------------
                                    Code  V    (A)  (D)   Date     Expira-
                                                          Exer-    tion
                                                          cisable  Date
  ----------------------------------------------------------------------------------------------------------------------------------

  ----------------------------------------------------------------------------------------------------------------------------------

  ----------------------------------------------------------------------------------------------------------------------------------

  ----------------------------------------------------------------------------------------------------------------------------------

  ==================================================================================================================================

       Explanation of Responses: (1) Includes (a) 35,923 shares of common stock held by Mr. Grant as custodian for his children, (b) 67,500 shares held in a family trust for which Mr. Grant serves as a co-trustee and in that capacity shares voting and investment powers, (c) 22,365 shares of common stock held in an individually directed account under LabOne's 401(k) profit-sharing plan, as to which Mr. Grant has sole investment power only, and (d) 2,473 shares owned by Mr. Grant's wife as to which Mr. Grant disclaims beneficial ownership.

  ** Intentional misstatements or omissions of facts constitute Federal Criminal
     Violations
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


/s/ W. Thomas Grant II by attorney-in-fact Randy Shelton       December 10, 1999
--------------------------------------------------------       -----------------
W. Thomas Grant II by attorney-in-fact Randy Shelton           Date


 Note:File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.